November 1, 2023
GILDAN ACTIVEWEAR INC.
CLAWBACK POLICY
Purpose
The Board of Directors (the “Board”) of Gildan Activewear Inc. (“Gildan” or the “Company”) has adopted this Policy to ensure that the Company is able to take direct action against any designated officer who erroneously receives Incentive-Based Compensation that was paid, or awarded, as applicable, based on financial results that are subsequently subject to a Restatement, and to comply with the requirements of both the (i) listing standards of the New York Stock Exchange (“NYSE”) regarding clawback of incentive-based compensation adopted pursuant to Rule 10D-1 under the U.S. Securities Exchange Act of 1934 (the “Rule 10D-1 Requirements”) and (ii) Section 304 of the Sarbanes-Oxley Act of 2002 (the “SOX Requirements”), and shall be interpreted in accordance with those requirements. This Policy, as amended, shall generally be effective as of November 1, 2023, except that the provisions of paragraph 1 below shall be effective as of October 2, 2023 (as applicable, the “Effective Date”). To the extent that the Rule 10D-1 Requirements would provide for recovery of amounts otherwise recovered under paragraph 2 of this Policy and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount that an Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Requirements.
Definitions
Subject to the terms defined elsewhere in this Policy, the following terms shall have the meanings set forth below:
“Clawback Period” means the three completed fiscal years immediately preceding the earlier of (1) the date the Board (or a committee thereof) or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (2) the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement; and includes any transition period resulting from a change in the fiscal year within or immediately following those three completed fiscal years. However, if such transition period is of 9 to 12 months, it shall be deemed a completed fiscal year.
“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation, based or originating from a Financial Reporting Measure, received by a current or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement, which shall be calculated without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain and provide documentation of the determination of that reasonable estimate to the NYSE.

November 1, 2023
“Executive Officer” means the Company’s any current or former person who occupied or occupied any of the following roles:
(i)Chief Executive Officer and/or President,
(ii)Executive Vice-Presidents,
(iii)Chief Financial Officer,
(iv)Chief or Principal Accounting Officer or Controller, as applicable,
(v)Vice-Presidents in charge of a business unit, division or function, as applicable, or
(vi)Any other current or former officer or person, including any executive officers of Company subsidiaries, who performs or performed a significant policy-making function for the Company.
“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. For the avoidance of doubt, stock price and total shareholder return are Financial Reporting Measures.
“Incentive-Based Compensation” means any compensation (including cash and equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure.
“Misconduct” means willful misconduct, fraud or gross negligence by any employee of the Company or its subsidiaries.
“Restatement” means any accounting restatement of the Company’s financial results due to material non-compliance of the Company with any financial reporting requirement under applicable Canadian and U.S. securities laws, including any required accounting restatement to correct a material error to previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
1. Recovery of Erroneously Awarded Compensation upon Restatement
Effective for Incentive-Based Compensation received on or after October 2, 2023, in the event that the Company is required to prepare a Restatement, then the Board shall require each Executive Officer to repay and/or forfeit the Erroneously Awarded Compensation received by such Executive Officer during the Clawback Period. Incentive-Based Compensation shall be deemed “received” in the fiscal period during which the applicable Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of that fiscal period. This applies to all Incentive-Based Compensation received by a person (i) after beginning service as an Executive Officer (including Incentive-Based Compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g. inducement grants), (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the Clawback Period.
The Board shall have the discretion to cancel awards, withhold payments or take such other action as it deems appropriate to recoup all Erroneously Awarded Compensation from the Executive Officers. Where the Erroneously Awarded Compensation consist of equity compensation, the Board will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

November 1, 2023
•if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
•if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
•if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
Clawback of Erroneously Awarded Compensation shall be without regard to any fault, misconduct, responsibility or omission, or involvement of the Executive Officer in the material non-compliance with Financial Reporting Measures that resulted in the Restatement.
The Board shall take such action as it deems appropriate, in its sole and absolute discretion, to reasonably promptly clawback the Erroneously Awarded Compensation, unless the Compensation Committee determines that it would be impracticable to recover such amount because (1) the direct costs of enforcing recovery would exceed the Erroneously Awarded Compensation amount to be recovered subsequent to making a reasonable attempt at recovery, documentation of which shall be provided to the NYSE; or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, based on a legal opinion of counsel; or (3) if the recovery of the incentive-based compensation would violate the home-country laws based on an opinion of home country counsel, which opinion shall be provided to the NYSE. Without otherwise limiting the Company’s authority to recover the Erroneously Awarded Compensation hereunder, the Company shall have the authority to unilaterally forfeit an Executive Officer’s deferred compensation, subject to compliance with Section 409A of the U.S. Internal Revenue Code, if applicable.
The Company shall not indemnify an Executive Officer for any Erroneously Awarded Compensation that is recovered under this Policy.
2. Additional recovery upon restatements as a result of misconduct (including recovery under the SOX Requirements)
For the purposes of any recovery under this paragraph 2, Executive Officer, Incentive-Based Compensation and Recoverable Amounts shall be defined as follows:
“Executive Officer” means the current or former Chief Executive Officer, Chief Financial Officer, the Company’s three other most highly compensated executive officers, and any other executive officer who has been designated as such by the Board from time to time.
“Incentive-Based Compensation” means any bonus or other short-term incentive-based compensation, and any equity or other long-term incentive award (including restricted share units and options), received, paid, granted, vested or accrued under the Company’s short-term incentive plan (SCORES), short-term incentive deferral plan (STIDP), and long-term incentive plan (LTIP). In addition, for the purposes of the SOX Requirements, Incentive-Based Compensation shall also include any profits realized from the sale of securities of the Company.
“Recoverable Amount” means the amount of Incentive-Based Compensation paid or awarded to a current or former Executive Officer as of the Effective Date that exceeds the amount of

November 1, 2023
Incentive-Based Compensation that otherwise would have been paid or awarded had it been determined based on the corrected and restated financial results. The Recoverable Amount will be calculated on an after-tax basis.
In addition to the recovery requirements outlined in paragraph 1, in the event that the Company is required to prepare an accounting restatement due to material non-compliance of the Company, with any financial reporting requirement as a result of Misconduct, then the Board may, in its discretion, require the Executive Officers to repay and/or forfeit any portion of the Recoverable Amounts that is not already recovered under the mandate of SOX Requirements (for avoidance of doubt, which may include any portion that is not tied to Financial Reporting Measures), awarded or paid to such Executive Officer during the 36-month period immediately preceding the date on which the Company is notified that it is required to prepare such accounting restatement. This paragraph 2 is intended to cover any Recoverable Amounts required to be clawed back under the SOX Requirements, plus any additional Recoverable Amounts as determined by the Board in its discretion.
The Board shall have the discretion to cancel awards, withhold payments or take such other action as it deems appropriate to recoup all Recoverable Amounts from the Executive Officers.
General
The Board shall have full authority to interpret, amend and enforce this Policy on behalf of the Company.
This Policy is intended to operate in addition to any requirements that may exist from time to time at law or under applicable rules or regulations and, to the extent the Company or the Board is obligated to comply with any such laws, rules or regulations, this Policy shall be read to incorporate such obligations and shall require the Company or the Board to discharge its duties as prescribed thereunder. If there is any conflict between the provisions of this Policy and the requirements under applicable law, rules or regulations, the latter shall prevail and this Policy shall be amended to rectify any such conflict.
Adopted by the Board of Directors on May 3, 2017
Amended on July 31, 2019, and on November 1, 2023

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